Exhibit 12

AMERICAN AIRLINES, INC.
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	1999	2000	2001	2002	2003
Earnings:
Earnings (loss) before income taxes and cumulative effect of accounting change	$1,054	$1,282	$(2,449)	$(3,669)	$(1,409)
Add: Total fixed charges (per below)	989	1,068	1,435	1,532	1,421
Less: Interest capitalized	111	143	135	80	66

Total earnings	$1,932	$2,207	$(1,149)	$(2,217)	$(54)

Fixed charges:
Interest	$215	$281	$406	$522	$525
Portion on rental expense representative of the interest factor	773	785	1,025	1,005	888
Amortization of debt expense	1	2	4	5	8

Total fixed charges	$989	$1,068	$1,435	$1,532	$1,421

Ratio of earnings to fixed charges	1.95	2.07	—	—	—

Coverage deficiency	—	—	$2,584	$3,749	$1,475

Note:	In April 2001, the Board of Directors of American approved the guarantee by American of AMR’s debt obligations. As of December 31, 2003, American has guaranteed approximately $936 million of unsecured debt and approximately $503 million of secured debt. The impact of these unconditional guarantees is not included in the above computation.